UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

Commission File Number: 001-42122

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transaction Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Fly-E Group, Inc.
Full Name of Registrant

Former Name if Applicable

136-40 39th Avenue
Address of Principal Executive Office (Street and Number)

Flushing, New York 11354
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2024 within the prescribed time period without unreasonable effort or expense because additional time is needed to prepare the financial statements for the quarterly period ended December 31, 2024.

The Registrant intends to file the subject Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zhou Ou	(929)	261-9979
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended December 31, 2024, the Registrant’s net revenues decreased by 23.6% to approximately $5.7 million, compared to approximately $7.4 million for the same period in 2023, which was primarily due to the decrease in sales volume by 3,511 units, from 13,500 units sold for the three months ended December 31, 2023, to 9,989 units sold for the three months ended December 31, 2024. Cost of revenues decreased by 30.0%, from approximately $4.5 million for the three months ended December 31, 2023, to approximately $3.1 million for the three months ended December 31, 2024. Total operating expenses were approximately $3.7 million for the three months ended December 31, 2024, an increase of approximately $0.7 million, or 26.0%, compared to approximately $2.8 million for the three months ended December 31, 2023. The increase in operating expenses was attributable to the increase in our payroll expenses, rent expenses, advertising expenses, professional fees, and insurance expenses. For the three months ended December 31, 2024 and 2023, the Registrant had a net loss of approximately $0.7 million, a change of approximately $0.7 million, or 3376.8%, from net income of $20,889 for the three months ended December 31, 2023.

The amounts reported above are still under review and may differ once reported in the Form 10-Q to be filed by the Registrant.

Cautionary Note Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25, or this Form 12b-25, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. “Forward-looking statements” describe future expectations, plans, results, or strategies and are generally preceded by words such as “anticipates,” “believe,” “may,” “future,” “plan,” “should” or “expects.” Forward-looking statements in this Form 12b-25 include, but are not limited to, the expected timing of the filing of the Form 10-Q and the Registrant’s expected financial results to be included in the Form 10-Q. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including risks and uncertainties related to the compilation and finalization of the Registrant’s financial statements and Quarterly Report. These and other risks are identified in the Registrant’s filings with the Securities and Exchange Commission, including, without limitation, the Registrant’s Annual Report on Form 10-K for the year ended March 31, 2024 and our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2024 and September 30, 2024, as filed with the Securities and Exchange Commission on June 28, 2024, August 16, 2024 and November 19, 2024 respectively, and in other filings subsequently made by the Registrant. All forward-looking statements contained in this Form 12b-25 speak only as of the date on which they were made and are based on management’s assumptions and estimates as of such date. The Registrant does not undertake any obligation to publicly update any forward-looking statements, whether as a result of the receipt of new information, the occurrence of future events or otherwise.

Fly-E Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2025	By:	/s/ Zhou Ou
Zhou Ou
Chief Executive Officer

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